Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Goodman Networks Incorporated:

We consent to the use of our report dated March 31, 2014, except for net income (loss) per share information in the consolidated statements of operations and Note 18, as to which the date is April 9, 2014, with respect to the consolidated balance sheets of Goodman Networks Incorporated and subsidiaries as of December 31, 2012 and 2013, and the related consolidated statements of operations, changes in shareholders’ equity (deficit) and cash flows for each of the years in the three-year period ended December 31, 2013 included herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Dallas, Texas

November 24, 2014